June 5, 2006


By facsimile to (212) 930-9725 and U.S. Mail


Mr. Charles Cardona
Chairman
AdZone Research, Inc.
4062-80 Grumman Boulevard
Calverton, NY 11933

Re:	AdZone Research, Inc.
	Revised Preliminary Proxy Statement on Schedule 14A
	Filed May 25, 2006
	File No. 0-28717

Dear Mr. Cardona:

	We reviewed the filing and have the comment below.

1. Refer to prior comment 2. Since AdZone has had a loss in its two most recent fiscal years, AdZone must include updated audited financial statements within 45 days rather than 90 days from the end of the fiscal year ended March 31, 2006. Please revise.

Closing

	File a revised Pre14A in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If you think that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14A, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since AdZone and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comment, provide a written statement from AdZone in which AdZone acknowledges that:

* AdZone is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* AdZone may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that AdZone provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on the comment and disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3760.

Very truly yours,





   Pamela A. Long
					      Assistant Director

cc:	Eric A. Pinero, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, NY 10018



Mr. Charles Cardona
June 5, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE